February 3, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Angela Connell
Celeste Murphy
Li Xiao

Re:	Polyrizon Ltd.

Amendment No. 3 to

Registration Statement on Form F-1

Filed January 10, 2023

File No. 333-266745

Ladies and Gentlemen

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 23, 2022, relating to the above referenced Registration Statement on Form F-1 (CIK No. 0001893645) filed by the Company on January 10, 2023 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR amendment number 4 to the Registration Statement (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and Amendment No. 4 marked to indicate changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1.	We note your responses to Comments 1 and 6 regarding the purpose of the resale offering to meet the public float requirements of Nasdaq Listing Rule 5550(b)(1). Please provide the following additional information or revisions, as applicable:

●	In response to comment 1, you state, “Since the initial public offering is less than $15 million, the Company is registering the shares held by the Selling Shareholders in order to have a Public Float that complies with Nasdaq’s listing rules.” Tell us whether you have consulted with Nasdaq about this listing plan (specifically, regarding your plan for compliance with Nasdaq Listing Rule 5550(b)(1)).

●	Given the company’s involvement in the resale registration statement and the fact that the resales are necessary to create a market for the company’s listing, it appears the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Provide us with your analysis as to why they should not be deemed to be underwriters, or revise to include a statement that the selling shareholders are deemed underwriters and fix a price at which the resale shares will sell for the duration of the offering.

Response: In response to the first bullet of the Staff’s comment, the Company respectfully notes that it has consulted with Nasdaq about the Company’s initial listing plan in general, and has specifically discussed with Nasdaq the issue of compliance with the “Market Value of Unrestricted Publicly Held Shares of at least $15 million” under the Equity Standard of Nasdaq Listing Rule 5505(b)(1)1. The shares held by the Selling Shareholders were considered “Restricted Securities” under Nasdaq Rule 5005(a)(38) upon issuance by the Company. However, following (i) their registration by the Company under the Registration Statement and (ii) acceptance by the Company’s transfer agent of a blanket opinion permitting the resale of those securities in the future, Nasdaq would no longer consider the shares to be “Restricted Securities,” and such shares should be included as part of the Market Value of Unrestricted Publicly Held Shares (see Nasdaq FAQ Identification Number 1710).

In response to the second bullet of the Staff’s comment, the Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of shares of the Company’s ordinary shares by the selling shareholders as contemplated by the Registration Statement is not an indirect primary offering and is properly regarded as a secondary offering.

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”) . C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

●	how long the selling stockholders have held the shares;

●	the circumstances under which the selling stockholders have received the shares;

●	the relationship of the selling stockholders to the issuer;

●	the number of shares being sold;

●	whether the selling stockholders are in the business of underwriting securities; and

●	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to 1,858,803 ordinary shares, no par value, of the Company (the “Shares”) on behalf of the selling shareholders is not, and should not be considered, a primary offering of the Shares to the public and none of the selling shareholders is, nor should be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). We respectfully submit that the Offering as proposed above should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure be required.

How Long the Selling Shareholders Have Held the Shares

All of the Shares being registered for resale under the Registration Statement were issued and sold pursuant to a purchase agreement in which each selling shareholder made specific representations to the Company that such selling shareholder was acquiring the Shares in the ordinary course of business for such selling shareholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. The fact that the Shares are now being registered for resale is not evidence that the selling shareholders desire to effect an immediate distribution.

1 The Company respectfully notes that in its response letter to the Staff dated January 10, 2023, the Company incorrectly referenced Nasdaq Listing Rule 5550(b)(1), which covers Nasdaq’s continued listing standards. In this letter, the Company has corrected the reference to Nasdaq Listing Rule 5505(b)(1), which covers Nasdaq’s initial listing standards.

While the presumption is that the longer securities are held, the less likely it is that a selling shareholder is acting as a conduit for a primary offering, such a factor is not determinative, and the Commission has in fact specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction. For example, Securities Act Rules Compliance and Disclosure Interpretations Questions 116.19 (“CD&I 116.19”) and 131.11 (“CD&I 139.11”) both provide that:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.”

CD&I 116.19 and CD&I 139.11 contemplate that a valid secondary offering could occur immediately following the closing of the private placement of securities (commonly known as a “PIPE,” or private-investment of public-equity transaction) with no minimum holding period in the event the company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. Thus, there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering. This interpretation of CD&I 116.19 and CD&I 139.11 indicates that the existence of registration rights and a short time between the issuance of the securities and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. This concept is completely consistent with custom and practice in the PIPE marketplace. In many PIPE transactions (including this Offering) a registration statement is required to be filed shortly after closing or even as a condition to the closing.

Each selling shareholder has borne for a considerable time – in no event for a period less than approximately 18 months – and continues to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Each of the selling shareholders has already purchased and fully paid for or otherwise given valuable consideration for the ordinary shares that the selling shareholders are proposing to resell. As a result, each of the selling shareholders has been subject to not only market risk, but also the risk that the registration statement would not be declared effective promptly or for a significant period of time. The Company believes selling shareholders’ purchase of the Shares is inconsistent with the notion that such investors are acquiring such securities with a view towards, or for resale in connection with, the public sale or distribution thereof, but rather consistent with a further long-term investment in the Company.

Lastly, none of the selling shareholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling shareholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement.

Accordingly, based on the foregoing, the Company believes that the factors discussed above in the aggregate, support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

The Circumstances Under Which the Selling Shareholders Received Their Shares

The selling shareholders acquired the Shares in private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act and, as noted above, have been at market risk for the Shares since their acquisition of the Shares. As also noted above, each selling shareholder made specific representations to the Company that such selling shareholder is acquiring the Shares in the ordinary course of business for such selling shareholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such selling shareholder does not have a present arrangement to effect any distribution of the Shares purchased from the Company. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that any selling shareholder has any plan to act in concert to effect a distribution of its Shares.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the selling shareholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling shareholders have taken any actions to condition or prime the market for the potential resale of the Shares. To do so would result in a breach of the respective representations made by the selling shareholders to the Company.

The private placement agreements had the traditional characteristics of a private investment and there is no indicia of the Offering being a “disguised underwriting” by the selling shareholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The selling shareholders purchased the securities in the Offering without any agreement or arrangement regarding the price at which they might later resell the underlying shares to the public pursuant to the Registration Statement. As such, unlike an underwriter, the selling shareholders have taken full investment risk with regard to the Shares they acquired, and there is no certainty that they will receive a premium on the resale of any underlying shares.

None of the selling shareholders is acting on the Company’s behalf with respect to the Shares registered for resale under the Registration Statement, and the Company has no contractual relationship with the selling shareholders that would control the timing, nature and amount of resales of the Shares or whether such Shares are even resold at all under the Registration Statement. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of Shares under the Registration Statement. Instead the selling shareholders will receive all proceeds received from resale of the Shares.

The Company believes that the facts surrounding issuance of the Shares do not support a conclusion that the selling shareholders were acquiring such securities for the purposes of distributing them on behalf of the Company.

The Selling Shareholders’ Relationship to the Company

The Company respectfully notes that it has removed from the selling shareholders all of the Company’s directors and officer. Further, the Company does not have an underwriting relationship with any of the selling shareholders. Each selling shareholder acquired the Shares in a negotiated transaction for the fair market value on the date of issuance and represented to the Company that it was acquiring such shares for its own account and not with a view towards distribution, and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares

None of the selling shareholders had a prior relationship with the Company before the consummation of each selling shareholders initial investment in the securities of the Company which are now Shares.

Each of the selling shareholders is also not the “alter ego” of the Company and is not acting as a conduit for the Company. To the Company’s knowledge, each of the selling shareholders is not, and has never been, a broker-dealer or an affiliate of a broker-dealer or an affiliate of the Company, nor has it ever had any other relationship with the Company other than as directly relates to investment transactions.

For the reasons described above, the Company believes that there is no relationship between the Company and the selling shareholders that would preclude the offering covered by the Registration Statement from being a bonafide secondary offering.

The Amount of Shares Involved

The Company acknowledges the large amount of ordinary shares involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling shareholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that none of the selling shareholders have any agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any selling shareholders has conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, such as each selling shareholder’s represented investment intent, support the characterization of the offering as secondary in nature.

Whether the Selling Shareholders are in the Business of Underwriting Securities

No selling shareholder who is an officer or director of the Company and will be included in the Registration Statement is in the business of underwriting securities and none of such selling shareholders is a registered broker dealer or affiliated with a broker dealer. According to representations of all of the selling shareholders that the Company relied upon in the course of the investments made by the selling shareholders, each acquired the Shares for investment purposes and not with a view toward distribution. The Company has no basis to believe these representations are not true.

As noted above, each selling shareholder made specific representations to the Company that such selling shareholder was acquiring the Shares in the ordinary course of business for such selling shareholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each selling shareholder has represented that such selling shareholder has purchased the Shares in the ordinary course for such selling shareholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the shares registered in the Registration Statement to or through any person or entity. Further, the actual issuance of the Shares is not conditioned on the prior effectiveness of the Registration Statement nor otherwise on the selling shareholders’ respective ability to resell any of such Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

In addition, there is no evidence that a distribution would occur if the Registration Statement were declared effective. Under Rule 100(b) of Regulation M, a “distribution” requires special selling efforts. Accordingly, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would be employed if all of the shares covered by the Registration Statement were registered.

Based on the above, the Company respectfully submits that none of such selling shareholders acquired the Shares with a view for distribution. The evidence which does exist leads to the opposite conclusion, that is, each selling shareholders’ representation to the Company that they purchased the Shares solely for their own accounts and for investment purposes and not with a view for resale was and remains true and correct.

Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company.

The Company respectfully submits that under all of the circumstances described above, the selling shareholders are not acting as a conduit for the Company. In that regard, the Company believes that the selling shareholders have made individual investment decisions to purchase the Shares in arms-length transactions. The Company is not aware of any evidence that would suggest that any of the selling shareholders are acting, individually or together, to effect a distribution of the Shares. The Company emphasizes that there was a fundamental business purpose to the transaction in which such securities were issued that has nothing whatsoever to do with an offering of the underlying shares.

Each of the selling shareholders has borne for a considerable time – in no event for a period less than approximately 18 months – and continues to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Each of the selling shareholders has already purchased and fully paid for the Shares that the selling shareholders are proposing to resell. As a result, each of the selling shareholders has been subject to not only market risk, but also the risk that the Registration Statement would not be declared effective promptly or for a significant period of time.

The Company believes that the following factors weigh in favor of the conclusion that the offering by the selling shareholders should properly be regarded as a secondary offering:

●	The Shares to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of the selling shareholders to engage in a long- term investment in the Company;

●	The selling shareholders have borne the risk of investment by holding the Shares for a considerable time and continue to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective, which may not be for a considerable period of time. Also, the selling shareholders acquired the Shares in a negotiated private placement transactions involving certain representations provided by the selling shareholders as to their investment intent;

●	The selling shareholders made their investment in arms-length transactions at fair market value;

●	The Company filed the Registration Statement to comply the Public Float requirement of Nasdaq Listing Rule 5550(b)(1) and will receive no financial benefit from any future sale of the Shares;

●	The Staff’s prior position in CD&I 116.15 concludes that affiliates are not automatically deemed to be “alter egos” of issuers and may validly engage in secondary offerings;

●	The selling shareholders engaged in these transactions with the Company as a private investment and not the underwriting of securities; and

●	The amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior position taken in CD&I 612.12 CD&I 216.14.

Prospectus Summary, page 1

2.	We note the revised disclosure in response to comment 3. Revise to clarify how the anticipated timing of the pre-submission meeting an IDE filing added on pages 2 and 74 fits in the time frames for the trials disclosed in the paragraph that follows the new disclosure. We note the added disclosure on page 94.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 and page 74.

Risk Factors

Risks Related to this Offering and Ownership of Our Securities, page 52

3.	We note the change to the risk factor on page 54. Here and on page 144, please revise to disclose whether you expect to be a passive foreign investment company for 2022.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 54 and page 144.

Exhibit Index, page II-5

4.	We reissue Comment 5 from our December 23, 2022 letter and Comment 6 from our October 21, 2022 letter. Please re-file the associated exhibits with the required legend prominently featured on the cover page of each and the redactions marked, as required by Item 601(b)(10)(iv).

Response: In response to the Staff’s comment, the Company has revised Exhibit 10.5 and Exhibit 10.6 to prominently feature the required legend on the cover each of each and the redactions marked, as required by Item 601(b)(10)(iv) of Regulation S-K.

General

5.	We reissue comment 7. Revise to remove the SAFE shares from this registration statement. Refer to Securities Act Section 5 C&DI 139.11.

Response: In response to the Staff’s comment, the Company has removed the SAFE shares from the Registration Statement.

6.	Please revise the legal opinion to address the number of units in the offering and the securities underlying the units, rather than the aggregate offering price. Also revise the cover page to clarify that this is a firm commitment offering, by removing the language that the offer is for “up to” 1.35 million units. Refer to Items 501(a)(2) and 601(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised Exhibit 5.1 and Exhibit 5.2 to address the number of units in the offering and the securities underlying the units, rather than the aggregate offering price.

In response to the Staff’s comment regarding the description of the offering on the cover page, the Company has revised the cover page to remove the language that the offer is for “up to” 1.35 million units.

Sincerely,

/s/ David Huberman

cc:	Tomer Izraeli, Chief Executive Officer